UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-39885

VERSUS SYSTEMS INC.

(Translation of registrant’s name into English)

1558 West Hastings Street

Vancouver BC V6G 3J4 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Entry into Material Definitive Agreement in Connection with a Registered Direct Offering.

On February 2, 2023, Versus Systems Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell to the Purchasers, in a registered direct offering, an aggregate of 2,500,000 common shares, no par value, of the Company (“Common Shares”), at a purchase price of $0.90 per Common Share (the “Offering”).

On February 6, 2023, the Company closed the Offering, raising gross proceeds of $2,250,000 before deducting placement agent fees and other offering expenses payable by the Company. The Company intends to use the net proceeds of the offering for working capital and general corporate purposes.

Pursuant to the terms of the Purchase Agreement, the Company agreed that, subject to certain exceptions, the Company will not, within 45 calendar days following the closing of the Offering, (i) enter into any agreement to issue or announce the issuance or proposed issuance or disposition of any Common Shares or Common Share equivalents or (ii) file any registration statement or any amendment or supplement thereto, other than the prospectus supplement relating to the Offering.

The Common Shares were offered by the Company pursuant to an effective shelf registration statement on Form F-3, which was filed with the Securities and Exchange Commission on March 24, 2022 and was declared effective on March 31, 2022 (File No. 333-263834).

Roth Capital Partners, LLC (“Roth”) acted as the exclusive placement agent in connection with the Offering pursuant to the terms of a placement agency agreement, dated February 2, 2023, between the Company and Roth (the “Placement Agency Agreement”). Pursuant to the Placement Agency Agreement, the Company paid Roth a cash fee equal to 7% of the aggregate proceeds received by the Company from the sale of Common Shares in the Offering. In addition to the cash fee, the Company issued to the Placement Agent warrants to purchase up to 175,000 Common Shares (the “Placement Agent Warrants”). The Placement Agent Warrants have an exercise price of $0.90 per share and are exercisable immediately upon issuance, at any time and from time to time, in whole or in part, for a period of five years. The Placement Agent Warrants were sold pursuant to the exemptions from registration provided in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder.

The foregoing descriptions of the Placement Agency Agreement, the Purchase Agreement and the Placement Agent Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements or securities, copies or forms of which are attached hereto as Exhibits 10.1, 10.2 and 4.1, respectively, and are incorporated herein by reference. Readers should review such agreements and forms of securities for a complete understanding of the terms and conditions associated with these transactions.

On February 2, 2023, the Company issued a press release announcing the pricing of the Offering, a copy of which is attached hereto as Exhibit 99.1. On February 6, 2023, the Company issued a press release announcing the closing of the Offering, a copy of which is attached hereto as Exhibit 99.2.

Financial Statements and Exhibits

Exhibits.

Number
4.1	Form of Placement Agent Warrant
10.1	Placement Agency Agreement dated as of February 2, 2023 between Versus Systems Inc. and Roth Capital Partners LLC
10.2	Form of Securities Purchase Agreement dated as of February 2, 2023 between Versus Systems Inc. and the purchasers signatory thereto
99.1	Press release of Versus Systems Inc. dated February 2, 2023
99.2	Press release of Versus Systems Inc. dated February 6, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2023

VERSUS SYSTEMS INC.

By:	/s/ Matthew Pierce
	Name:	Matthew Pierce
	Title:	Chief Executive Officer

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